Free Writing Prospectus

Filed pursuant to Rule 433

Supplementing the

Preliminary Prospectus Supplement, dated July 27, 2026

Registration No. 333-281290

Atlantic Union Bankshares Corporation
$250,000,000
6.25% Fixed-to-Floating Rate Subordinated Notes due 2036

Term Sheet

Issuer:	Atlantic Union Bankshares Corporation (the “Company”).

Security:	6.25% Fixed-to-Floating Rate Subordinated Notes due 2036 (the “Notes”).

Aggregate Principal Amount:	$250,000,000.

Expected Ratings*:	BBB (stable) by Kroll Bond Rating Agency.

Trade Date:	July 27, 2026.

Settlement Date:	July 30, 2026 (T+3).

Final Maturity Date (if not previously redeemed):	August 1, 2036.

Coupon:	From and including the Settlement Date, to, but excluding August 1, 2031, or the date of earlier redemption (the “fixed rate period”), the Notes will bear interest at a fixed rate of 6.25% per annum, payable semi-annually in arrears. From and including August 1, 2031, to, but excluding, the maturity date or the date of earlier redemption (the “floating rate period”), the Notes will bear interest at an annual floating rate equal to the Three-Month Term SOFR, or such other Benchmark rate, plus 213 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that in the event the Three-Month Term SOFR (or other applicable Benchmark rate) is less than zero, the Three-Month Term SOFR (or other applicable Benchmark rate) shall be deemed to be zero.

Interest Payment Dates:	Until but excluding August 1, 2031, the Company will pay interest on the Notes semi-annually on February 1 and August 1 of each year, commencing February 1, 2027. From and including August 1, 2031 to but excluding the maturity date or date of earlier redemption, the Company will pay interest on the Notes quarterly on February 1, May 1, August 1 and November 1 of each year, commencing on November 1, 2031.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date, whether or not a Business Day.

Day Count Convention:	During the fixed rate period, 30/360 to, but excluding, August 1, 2031; during the floating rate period, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, redeem the Notes before the maturity date, in whole or in part, beginning with the interest payment date of August 1, 2031, and on any date thereafter, subject to obtaining the prior approval of the Federal Reserve Board to the extent such approval is then required under applicable laws or regulations, including capital regulations, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption; provided, however, that interest due on an interest payment date falling on or prior to the applicable redemption date will be payable to the holders of the Notes as of the record date for such interest payment date.

Special Redemption:	The Company may redeem the Notes at any time, including prior to August 1, 2031, at the Company’s option in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve Board to the extent such approval is then required under applicable laws or regulations, including capital regulations, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company pursuant to the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to, but excluding, the redemption date; provided, however, that interest due on an interest payment date falling on or prior to the applicable redemption date will be payable to the holders of the Notes as of the record date for such interest payment date.

Denominations:	Book-entry form through the facilities of The Depository Trust Company in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Use of Proceeds:	The Company intends to use the net proceeds from this offering(i) to repay $168.0 million aggregate principal amount of the Company’s outstanding 4.25% Fixed-to-Floating Rate Subordinated Notes due 2029 (the “2029 Notes”), plus accrued interest, and (ii) for general corporate purposes, including providing capital to Atlantic Union Bank (the “Bank”) to support its growth. A conditional notice of redemption was delivered to the holders of such notes, with respect to the redemption of all of the outstanding principal amount of such notes. The redemption of the 2029 Notes is contingent on this offering of the Notes and the amount of proceeds resulting from this offering.

Price to Public:	100.00%.

Ranking:	The Notes will be the Company’s unsecured subordinated obligations and:.

•	will rank junior in right of payment to all of the Company’s existing and future Senior Indebtedness;

•	will rank equal in right of payment and upon the Company’s liquidation with all of the Company’s existing and future unsecured subordinated indebtedness, including the Company’s (i) 4.25% Fixed-to-Floating Rate Subordinated Notes due 2029, (ii) 2.875% Fixed-to-Floating Rate Subordinated Notes due 2031 and (iii) 3.875% Fixed-to-Floating Rate Subordinated Notes due 2032;

•	will rank senior to any of the Company’s obligations relating to any outstanding junior subordinated debt securities issued to its capital trust subsidiaries;

•	will be effectively subordinated to any of the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•	will be structurally subordinated to the existing and future indebtedness of the Company’s subsidiaries, including, without limitation, the Bank’s depositors, liabilities to general creditors and liabilities arising during the ordinary course of business or otherwise.

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As of March 31, 2026, on a consolidated basis, the Company had no outstanding secured indebtedness that ranked structurally senior to the Notes and $608.0 million of outstanding subordinated debt securities that rank equal in right of payment to the Notes. As of March 31, 2026, on a consolidated basis, the Company had approximately $31.5 billion of liabilities to which the Notes will be structurally subordinated.

CUSIP/ISIN:	04911AAB3 / US04911AAB35

Joint Book-Running Managers:	Keefe, Bruyette & Woods, Inc. Piper Sandler & Co.

Conflicts of Interest:	The Company and Piper Sandler Companies, the parent company of Piper Sandler & Co., an underwriter of this offering, have one or more 10% shareholders in common. This is deemed a conflict of interest under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. A qualified independent underwriter is not required to participate in this offering because the securities offered are investment grade rated.

*Note: An explanation of the significance of ratings may be obtained from the rating agency. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. No report of any rating agency is incorporated by reference herein.

The Company expects that delivery of the Notes will be made against payment therefor on or about the Settlement Date indicated above, which will be the third business day following the trade date of July 27, 2026 (such settlement cycle being referred to as “T+3”). Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes will initially settle in three business days (T+3), to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their advisors.

The Company has filed a shelf registration statement (File No. 333-281290) (including a base prospectus) and a related preliminary prospectus supplement dated July 27, 2026 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that shelf registration statement, the Preliminary Prospectus Supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and the Preliminary Prospectus Supplement if you request it by contacting Keefe, Bruyette & Woods, Inc. by calling toll-free at 1-800-966-1559, or by emailing USCapitalMarkets@kbw.com, or by emailing Piper Sandler & Co. at fsg-dcm@psc.com.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

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ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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